EXHIBIT 99.1

For Immediate Release 22-40-TR	Date:	June 29, 2022

Teck Named to 2022 Best 50 Corporate Citizens in Canada

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named to the Best 50 Corporate Citizens in Canada ranking as one of the top 50 companies in Canada for corporate citizenship. This marks the 16th consecutive year Teck has been named to the Best 50 by Corporate Knights.

“This acknowledgment is really a reflection of the dedication and passion of Teck’s employees, who are focused on caring for people, communities and the environment in every aspect of their work,” said Don Lindsay, President and CEO. “Teck is committed to being a positive corporate citizen while responsibly producing the materials needed to build a better quality of life for people around the world and support the low-carbon transition.”

The Best 50 Corporate Citizens in Canada are each evaluated on a set of up to 24 environmental, social and governance indicators including board diversity, resource efficiency, financial management, and clean revenue. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit https://www.corporateknights.com/rankings/best-50-rankings/2022-best-50-rankings/.

Teck has set ambitious targets in sustainability, including being carbon neutral by 2050. For more information on our sustainability goals and performance, visit www.teck.com/responsibility.

Corporate Knights also named Teck as one of the 2022 Global 100 Most Sustainable Corporations for the fourth straight year. Teck is the industry leader in the Metals and Mining industry on S&P’s Corporate Sustainability Assessment and Moody’s ESG rates Teck first among North American metals & mining companies. Teck is also currently listed on the MSCI World ESG Leaders Index, FTSE4Good Index, Bloomberg Gender Equality Index and Jantzi Social Index.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com